UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2009.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number: 0-1502
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERICAN GREETINGS RETIREMENT
PROFIT SHARING AND SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AMERICAN GREETINGS CORPORATION
ONE AMERICAN ROAD
CLEVELAND, OHIO 44144

REQUIRED INFORMATION
The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the “Plan”):
1.	Audited statement of net assets available for benefits as of December 31, 2009 and 2008.

2.	Audited statement of changes in net assets available for benefits for the years ended December 31, 2009 and 2008.
EXHIBITS

Exhibit No.

23	Consent of Independent Registered Public Accounting Firm
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN GREETINGS RETIREMENT PROFIT SHARING AND SAVINGS PLAN
June 29, 2010	By:	/s/ Stephen J. Smith
		Name:	Stephen J. Smith
		Title:	As Senior Vice President and Chief Financial Officer of American Greetings Corporation
EX-23

American Greetings
Retirement Profit Sharing and Savings Plan
Audited Financial Statements
and Supplemental Schedules
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
The Benefits Advisory Committee of the American Greetings
    Retirement Profit Sharing and Savings Plan
Cleveland, Ohio
We have audited the accompanying statement of net assets available for benefits for the American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the years ended December 31, 2009 and 2008, and the supplemental schedules of assets (held at end of year) and reportable transactions as of and for the year ended December 31, 2009. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and supplemental schedules referred to above present fairly, in all material aspects, the net assets available for benefits of the American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ SS&G Financial Services, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
Cleveland, Ohio
June 29, 2010

American Greetings
Retirement Profit Sharing and Savings Plan
Statement of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value	$637,035,628	$544,318,861
Participant loans	4,722,986	3,740,431

Contributions receivable:
Employer	14,011,918	—
Participants	63,931	80,743

Total contributions receivable	14,075,849	80,743

Net assets available for benefits	$655,834,463	$548,140,035

See notes to financial statements.

American Greetings
Retirement Profit Sharing and Savings Plan
Statement of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2009	2008
Additions
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$114,247,043	$(207,559,201)
Interest and dividends	14,990,002	28,442,735
Contributions:
Participants	16,924,432	19,913,619
Employer	14,011,918	—
Rollovers	339,346	739,871
Asset transfers in	1,032,455	—

Total additions	161,545,196	(158,462,976)

Deductions
Benefits paid directly to participants	53,650,885	52,032,349
Administrative expenses and other deductions	199,883	128,078

Total deductions	53,850,768	52,160,427

Net increase (decrease)	107,694,428	(210,623,403)
Net assets available for benefits at beginning of year	548,140,035	758,763,438

Net assets available for benefits at end of year	$655,834,463	$548,140,035

See notes to financial statements.

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements
Years Ended December 31, 2009 and 2008
1. Description of Plan
The following description of the American Greetings Retirement Profit Sharing and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all full-time, nonunion employees and certain union employees of American Greetings Corporation (the “Corporation” and “Plan Sponsor”) and its domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
The Corporation, at its discretion, may make a profit sharing contribution in an amount to be determined by the Corporation. Historically, the Corporation annually contributed 8% of its consolidated domestic pretax profits, excluding gains and losses from capital assets, intercompany dividends and foreign currency transactions, to the Plan. The Corporation made a contribution of $9,329,034 for 2009, which was based on the Corporation’s pretax profits for its fiscal year ended February 28, 2010 and is recorded as a contribution receivable at December 31, 2009. No contribution was made in 2008 for the Corporation’s fiscal year ended February 28, 2009.
Participants may contribute 1% to 50% of pretax annual compensation (“401(k) contributions”) or after-tax annual compensation (“Roth contributions”) to the Plan, as defined in the Plan. The Corporation may restrict individual contributions below 50% in order to meet certain governmental limitations. The Corporation, at its discretion, may annually contribute 40% of up to the first 6% of pretax and/or after-tax annual compensation that a participant contributes to the Plan. The Corporation’s matching contribution was $4,266,241 for 2009 and is recorded as a contribution receivable at December 31, 2009. No matching contribution was made in 2008. All contributions are invested in accordance with the participants’ investment elections.
Participants direct the investment of their accounts, together with their share of the Corporation’s annual contributions, in increments of 1% to any of the investment options offered under the Plan.

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Accounts and Vesting
Each participant’s account is credited with the participant’s 401(k) contributions, Roth contributions and allocations of (a) the Corporation’s profit sharing contribution and 401(k) matching contribution and (b) Plan earnings and is charged with allocations of administrative expenses. Allocations are based on participant compensation, participant elections or account balances, as defined. Individuals who have retired or terminated employment with the Corporation do not participate in the Corporation’s future contributions to the Plan relating to periods after retirement or termination. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants are immediately vested in both their and the Corporation’s contributions, plus actual earnings thereon.
Participant Loans
Participants may borrow against their elected deferred 401(k) contribution, Roth contribution or rollover contribution accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (or less if a participant had an outstanding Plan loan in the prior twelve months) or 50% of their account balance. Loan terms range from six to 60 months, or a reasonable period of time not to exceed 20 years for loans used for the purchase of a participant’s primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent at the time of the loan origination. Principal and interest are paid ratably through monthly payroll deductions.
Payment of Benefits
At the time of a participant’s retirement or termination of service, the participant may elect to receive a lump sum payment, to be paid in monthly, quarterly or annual installments, or rollover their distribution to an individual retirement account or other eligible plan.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The common shares of the Corporation are valued at the last reported sales price of the Corporation’s Class A common shares on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
In accordance with GAAP, the Plan has adopted Financial Accounting Standards Board (“FASB”) provisions for the Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. FASB guidance requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invested in investment contracts through the Fidelity Advisors Stable Value Trust. The contract value approximates the fair value for the Plan’s investment in the Fidelity Advisors Stable Value Trust. As a result, the adoption of this guidance had no material effect on the Plan.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Recent Accounting Pronouncement
In September 2006, FASB issued Accounting Standards Codification Topic 820 (“ASC 820”), “Fair Value Measurements and Disclosures.” ASC 820 provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. ASC 820 is effective for fiscal years beginning after November 15, 2008 for financial assets and liabilities and for fiscal years beginning after November 15, 2009 for non-financial assets and liabilities. In April 2009, the FASB issued an update to ASC 820,

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
which requires additional disclosures in interim and annual periods regarding the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period. This update also requires the additional definition of major security types based on the nature and risks of the security and is effective for interim and annual reporting periods ending after June 15, 2009. The Corporation adopted this update on December 31, 2009. See Note 7 for further information.
Subsequent Events
The Plan’s management evaluated subsequent events for potential recognition and disclosure through the date the financial statements were issued.
3. Investments
The Plan’s investments are held by Vanguard Fiduciary Trust Company, Trustee of the Plan. The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2009	2008
Vanguard 500 Index Fund Investor Shares	$86,224,576	$71,504,328
Vanguard PRIMECAP Fund Investor Shares	156,074,318	124,477,269
Vanguard Wellington Fund Investor Shares	48,994,755	45,278,959
Vanguard Prime Money Market Fund	66,965,745	78,075,953
JPMorgan Core Bond Select Fund	119,313,343	111,148,461
During the years ended December 31, 2009 and 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2009	2008
Registered investment companies	$90,576,814	$(194,642,133)
Common shares of American Greetings Corporation	23,670,229	(12,917,068)

Net appreciation (depreciation) in fair value of investments	$114,247,043	$(207,559,201)

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated December 9, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements (continued)
4. Income Tax Status (continued)
required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated, in all material respects, in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
5. Transactions With Parties in Interest
The Plan held 987,900 Class A common shares of the Corporation at December 31, 2009, with a fair value of $21,526,341 (1,272,416 Class A common shares at December 31, 2008, with a fair value of $9,632,189). Dividend income on the Corporation’s common shares of $700,300 and $484,334 was recognized in 2009 and 2008, respectively.
The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Accounting, legal and certain other administrative fees are paid by the Corporation. All other expenses of the Plan are paid by the Plan. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from individual fund earnings.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
7. Fair Value Measurements
On January 1, 2008, the Plan adopted ASC 820. ASC 820 outlines a valuation framework, which requires use of the market approach, income approach and/or cost approach when measuring fair value and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. ASC 820 also expands disclosure requirements to include the methods and assumptions used to measure fair value.
The hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. The three levels are defined as follows:
•	Level 1 — Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 — Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements (continued)
7. Fair Value Measurements (continued)
•	Level 3 — Valuation is based upon unobservable inputs that are significant to the fair value measurement.
The following table summarizes the assets measured at fair value on a recurring basis as of the measurement dates, December 31, 2009 and 2008, and the basis for that measurement, by level within the fair value hierarchy:

At December 31, 2009:	Level 1	Level 2	Level 3	Total
Bond funds	$119,313,343	$—	$—	$119,313,343
Money market funds	66,965,745	—	—	66,965,745
Stable value funds	—	171,542	—	171,542
Balanced funds	118,623,020	—	—	118,623,020
Stock funds	310,435,637	21,526,341	—	331,961,978
Participant loans	—	—	4,722,986	4,722,986

Total investments measured at fair value	$615,337,745	$21,697,883	$4,722,986	$641,758,614

At December 31, 2008:	Level 1	Level 2	Level 3	Total
Bond funds	$111,148,461	$—	$—	$111,148,461
Money market funds	78,075,953	—	—	78,075,953
Balanced funds	99,805,712	—	—	99,805,712
Stock funds	245,656,546	9,632,189	—	255,288,735
Participant loans	—	—	3,740,431	3,740,431

Total investments measured at fair value	$534,686,672	$9,632,189	$3,740,431	$548,059,292

The Plan’s valuation methodology used to measure the fair values of the mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. The American Greetings Stock Fund and stable value funds are valued at the net asset value of units held by the Plan at year-end. The participant loans are included at their carrying values, which approximated their fair values at December 31, 2009 and 2008.
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008.

	2009	2008
Balance as of beginning of year	$3,740,431	$3,222,012
Issuances, repayments and settlements, net	982,555	518,419

Balance as of end of year	$4,722,986	$3,740,431

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements (continued)
8. Reconciliation of Financial Statements to Form 5500
Upon an event of default on a participant loan, to the extent a distribution to the participant is not permissible under the Plan, the amount due to the Plan on account of the defaulted loan will be treated as a deemed distribution. A loan that is a deemed distribution is treated as a distribution on Form 5500 and removed from Plan assets on Form 5500. However, in the Plan financial statements, and in accordance with the Plan, such deemed distributions remain part of the participant’s account balance until a distributable event occurs for the participant.
The following schedules reconcile participant loans and net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	December 31,
	2009	2008
Participant loans per the financial statements	$4,722,986	$3,740,431
Less: Certain deemed distributions of participant loans	(8,452)	(8,452)

Participant loans per Form 5500	$4,714,534	$3,731,979

Net assets available for benefits per the financial statements	$655,834,463	$548,140,035
Less: Certain deemed distributions of participant loans	(8,452)	(8,452)

Net assets available for benefits per Form 5500	$655,826,011	$548,131,583

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2009 to Form 5500 net income:

Net increase per the financial statements	$107,694,428
Less: Transfers of assets	(1,032,455)

Net income per Form 5500	$106,661,973

9. Plan Merger
During the year ended December 31, 2009, the Corporation acquired Recycled Paper Greetings, Inc. (“RPG”). Effective with the January 1, 2010 amendment, the Recycled Paper Greetings, Inc. Employees’ Retirement Savings Plan and Trust was merged into the Plan. An individual who was an employee of RPG on December 31, 2009 and still an employee on January 1, 2010 shall become a participant of the Plan, as defined by the amendment. On December 31, 2009 and January 4, 2010, $1,032,455 and $17,156,210, respectively, was transferred to the Plan from the Recycled Paper Greetings, Inc. Employees’ Retirement Savings Plan and Trust.

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements (continued)
10. Accrual for Employer Contribution
As the result of an IRS examination of the Plan for the year ended December 31, 2005, the IRS determined that the Plan Sponsor failed to follow certain provisions of the Plan document. The Plan Sponsor is in the process of correcting the errors in accordance with the IRS’ Employee Plans Compliance Resolution System (EPCRS). The amount required for the correction was $416,643, which included earnings. It was recorded as an employer contribution receivable by the Plan at December 31, 2009 and was also accrued by the Plan Sponsor.

American Greetings
Retirement Profit Sharing and Savings Plan
EIN #34-0065325       Plan #001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2009

	Description of
	Investment Including
	Maturity Date,
Identity of Issue, Borrower,	Rate of Interest,	Current
Lessor, or Similar Party	Par, or Maturity Value	Value

Value of interest in registered investment companies
JPMorgan Core Bond Select Fund	10,748,950 shares	$119,313,343
Fidelity Advisor Stable Value Fund	171,542 shares	171,542
*Vanguard 500 Index Fund Investor Shares	839,822 shares	86,224,576
*Vanguard PRIMECAP Fund Investor Shares	2,626,187 shares	156,074,318
*Vanguard Wellington Fund Investor Shares	1,698,258 shares	48,994,755
*Vanguard Prime Money Market Fund	66,965,745 shares	66,965,745
*Vanguard Target Retirement 2005 Fund	251,860 shares	2,763,446
*Vanguard Target Retirement 2010 Fund	93,239 shares	1,913,269
*Vanguard Target Retirement 2015 Fund	1,003,892 shares	11,354,022
*Vanguard Target Retirement 2020 Fund	237,008 shares	4,730,673
*Vanguard Target Retirement 2025 Fund	928,875 shares	10,514,862
*Vanguard Target Retirement 2030 Fund	165,326 shares	3,192,448
*Vanguard Target Retirement 2035 Fund	429,110 shares	4,986,264
*Vanguard Target Retirement 2040 Fund	114,506 shares	2,181,348
*Vanguard Target Retirement 2045 Fund	320,361 shares	3,850,735
*Vanguard Target Retirement 2050 Fund	53,517 shares	1,022,700
*Vanguard Target Retirement Income Fund	364,080 shares	3,855,602
*Vanguard Windsor II Fund Investor Shares	1,133,217 shares	26,834,590
*Vanguard Wellesley Income Fund Investor Shares	945,650 shares	19,262,896
*Vanguard International Growth Fund Investor Shares	1,448,315 shares	24,606,870
*Vanguard Extended Market Index Fund Investor Shares	511,028 shares	16,695,283

Total value of interest in registered investment companies		615,509,287

Employer-related investments
*American Greetings Corp. Class A Common Shares	987,900 shares	21,526,341

Total employer-related investments		21,526,341

*Loans to participants	5.0% to 10.5%, various maturity dates	4,722,986

		$641,758,614

*	Indicates party in interest to the Plan.
See accompanying notes to financial statements.

American Greetings
Retirement Profit Sharing and Savings Plan
EIN #34-0065325       Plan #001
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2009

	Description of Asset				Current Value
Identity of	(include interest rate and maturity in			Historical Cost	of Asset on	Historical
Party Involved	the case of a load)	Purchase Price	Selling Price	of Asset	Transaction Date	Loss

Vanguard	Vanguard Prime Money Market Fund	$28,622,373.84			$28,622,373.84
Vanguard	Vanguard Prime Money Market Fund		$39,600,778.47	$39,600,778.50	39,600,778.47	$(0.03)